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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71223

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SINE QUA NON CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9736 RENNES LN
(No. and Street)

DELRAY BEACH	FL	33446
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erin Baskett	636-675-3746	erin.baskett@sqn-global.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Avenue, suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004		1839	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIN BASKETT _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SINE QUA NON CAPITAL LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CEO _____

Calvin Persaud

Notary Public

CALVIN PERSAUD
Notary Public - State of Florida
Commission # HH 434757
My Comm. Expires Aug 17, 2027
Bonded through National Notary Assn.

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sine Qua Non Capital LLC

Statement of Financial Condition

December 31, 2025

Sine Qua Non Capital LLC
Statement of Financial Condition
As of December 31, 2025

Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130 Maitland, FL 32751	*Certified Public Accountants* Email: pam@ohabco.com	Telephone 407-740-7311 Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sine Qua Non Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sine Qua Non Capital LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Sine Qua Non Capital LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sine Qua Non Capital LLC's management. Our responsibility is to express an opinion on Sine Qua Non Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sine Qua Non Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Sine Qua Non Capital LLC's auditor since 2024.

Maitland, Florida

April 23, 2026

Sine Qua Non Capital LLC
Statement of Financial Condition
For the Year Ended December 31, 2025

ASSETS

Cash	$	85,308
Accounts receivable		16,941
Prepaid expenses and other assets		7,816
Total assets	$	110,065

LIABILITIES AND MEMBER'S EQUITY
Liabilities:

Accounts payable	$	-
Accrued expenses		5,960
Total Liabilities		5,960
Member's equity		104,105
Total Liabilities and Member's Equity	$	110,065

NOTE 1—SUMMARY OF ACCOUNTING POLICIES

The accounting principles followed by Sine Qua Non Capital LLC ("Company") and the methods of applying those principles that materially affect the determination of its financial position, results of operations and cash flows are summarized as follows:

Organization

The Company is based in Delray Beach, Florida, and has adopted a calendar year end.

Description of Business

The Company is a broker and dealer in securities and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and relies on Footnote 74 of SEC release NO. 34-70073 to file the exemption report. The Company provides financial advisory and consulting services for mergers and acquisitions, and private placement services for debt and equity, in addition to valuation services and analysis.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes fees from advisory and consulting fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 1—SUMMARY OF ACCOUNTING POLICIES, (CONT.)

Investment Banking Fees

Revenues from contracts with customers are composed of investment banking fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At December 31, 2025 there were no advances to the Company.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company's cash and cash equivalents are held at high credit quality financial institutions at which deposits are insured up to $250,000 per account by the Federal Deposit Insurance Corporation ("FDIC") or in money market savings accounts.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based upon quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amount of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expense during the reporting period. Actual results could differ from management estimates.

Income Taxes

The Company files as a single member Limited Liability Company. Consequently, net income or loss, in general, is apportioned to the Parent and reported in its tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements. Deferred income taxes are provided for temporary differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax law and rates applicable to the periods in which differences arise. No provisions have been made for deferred taxes or for such differences due to insignificance.

NOTE 2—NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% in every year thereafter. At December 31, 2025, the Company had net capital of $79,348, which was $74,348 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.08 to 1 at December 31, 2025.

NOTE 3—RELATED PARTY TRANSACTIONS

The Company does not have an expense agreement with any affiliates, and currently operates in a manner in which its direct operating expenses are recorded by the Company, a practice that shall continue going forward.

NOTE 4—POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in relying on Footnote 74 of SEC release NO. 34-70073 to file the exemption report.

NOTE 5—SIPC RECONCILIATION

SEC Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from the filing requirement at December 31, 2025.

NOTE 6—COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE 7 —COMPANY CONDITIONS

The Company had net income for the current calendar year and prior. The Company's members/ owners have represented that she intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. The owner has the financial wherewithal to continue contributing, as required. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going concern basis without adjustments for realization in the event the company ceases to continue as a going concern.

NOTE 8 — SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placements and investment advisory related to such. The Company has identified it's CEO as the chief operating decisions maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenues from a single line of business in 2025, with revenues attributable to 5 different customers.

NOTE 9—SUBSEQUENT EVENTS

The Company has evaluated the events and transactions that occurred from January 1, 2026, through April 23,2026, the date that the financial statements were available to be issued. No material events or transactions occurred during this period that would render these financial statements to be misleading.